

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2022

Christopher Hulls
Chief Executive Officer
Life360, Inc.
539 Bryant Street, Suite 402
San Francisco, CA 94107

     Re: Life360, Inc.
         Amendment No. 2 to Registration Statement on Form 10-12G
         Filed July 5, 2022
         File No. 000-56424

Dear Mr. Hulls:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Technology

cc: Gregory Heibel